UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Notice of Definitive Subscription Price of New Shares to be Issued Pursuant to the Paid-in Capital Increase

On March 4, 2024, LG Display Co., Ltd. (the “Company”) filed with the Korea Exchange a notice regarding the definitive subscription price of new shares (the “Notice”) to be issued pursuant to the previously announced paid-in capital increase. The key details of such Notice are as follows:

1.
Subject matter: Definitive subscription price of new shares as of the record date (the “Record Date”) for allocating share rights to existing shareholders

2.
Subscription price per new share

a. Common Shares (Korean Won): 9,090 per share

3.
Other matters:

The subscription price per new share contained in this Notice refers to the Definitive Subscription Price as defined below.

(1)
First Indicative Subscription Price: The first indicative subscription price per common share (the “First Indicative Subscription Price”) shall be calculated by using the formula set forth immediately below this paragraph and applying a discount rate of 20% to the first indicative base share price (the “First Indicative Base Share Price”), which shall be the lower of (a) the arithmetic mean of (x) the volume weighted average price of the Company’s common shares (“VWAP”, which is calculated by dividing the total value of the Company’s common shares traded on the KOSPI Market of the Korea Exchange during the relevant period by the total volume of the Company’s common shares so traded during the relevant period) for the one-month period ending January 23, 2024, which is the third trading date immediately preceding January 26, 2023 (i.e., the Record Date), (y) the VWAP for the one-week period ending January 23, 2024 and (z) and the closing price of the Company’s common shares on January 23, 2024, in each case calculated retroactively, and (b) the closing price of the Company’s common shares on January 23, 2024; provided, however, that (i) if the price determined as described above includes an amount less than the quotation unit of the Company’s common shares, such amount shall be rounded up to the nearest quotation unit, and (ii) if the price determined as above is equal to or less than the par value of the Company’s common shares, the subscription price shall be the par value of the Company’s common shares.

First Indicative Subscription Price = [First Indicative Base Share Price x (1 – Discount Rate)] / [1 + (Capital Increase Ratio x Discount Rate)]

(2)
Second Indicative Subscription Price: The second indicative subscription price per common share (the “Second Indicative Subscription Price”) shall be calculated by using the formula set forth immediately below this paragraph and applying a discount rate of 20% to the second indicative base share price (the “Second Indicative Base Share Price”), which shall be the lower of (a) the arithmetic mean of (x) the VWAP for the one-week period ending February 29, 2024, which is the third trading date immediately preceding March 6, 2024 (i.e., the first day of subscription by existing shareholders) and (y) the closing price of the Company’s common shares on February 29, 2024, each calculated retroactively, and (b) the closing price of the Company’s common shares on February 29, 2024; provided, however, that (i) if the price determined as described above includes an amount less than the quotation unit of the Company’s common shares, such amount shall be rounded up to the nearest quotation unit, and (ii) if the price determined as above is equal to or less than the par value of the Company’s common shares, the subscription price shall be the par value of the Company’s common shares.

Second Indicative Subscription Price = Second Indicative Base Share Price x (1 – Discount Rate)

(3)
Definitive Subscription Price: The definitive subscription price per common share (the “Definitive Subscription Price”) shall be the lower of the First Indicative Subscription Price and the Second Indicative Subscription Price; provided, however, that pursuant to Article 165-6 of the Financial Investment Services and Capital Markets Act of Korea and Article 5-15-2 of the Regulations on Issuance, Public Disclosure, etc. of Securities of Korea, if the lower of the First Indicative Subscription Price and the Second Indicative Subscription Price is less than the price obtained by applying a discount rate of 40% to the definitive base share price (the “Definitive Base Share Price”), which is equal to the VWAP for the period from February 27, 2024 (i.e., the fifth trading date immediately preceding the first day of subscription by existing shareholders) to February 29, 2024 (i.e., the third trading date immediately preceding the first day of subscription by existing shareholders), calculated retroactively, the Definitive Subscription Price will be the price calculated by applying a discount rate of 40% to the Definitive Base Share Price. Furthermore, (i) if the price determined as described above includes an amount less than the quotation unit of the Company’s common shares, such amount shall be rounded up to the nearest quotation unit, and (ii) if the price determined as above is equal to or less than the par value of the Company’s common shares, the subscription price shall be the par value of the Company’s common shares.

Definitive Subscription Price = Max {Min [First Indicative Subscription Price per New Share, Second Indicative Subscription Price per New Share], 60% of the Definitive Base Share Price}

The subscription price for the subsequent public offering in Korea of shares that were not subscribed pursuant to the exercise of the share rights (if any) will be the same as the Definitive Subscription Price.

Related Disclosures:

-
Report of a Material Event (Resolution Regarding Paid-in Capital Increase) dated December 18, 2023, which was furnished to the United States Securities and Exchange Commission under Form 6-K on the same date.

-
Amended Report of a Material Event (Resolution Regarding Paid-in Capital Increase) dated December 19, 2023, which was furnished to the United States Securities and Exchange Commission under Form 6-K/A on the same date.

-
Prospectus dated January 18, 2024, which was filed with the United States Securities and Exchange Commission under Form CB on the same date.

-
Amended Report of a Material Event (Resolution Regarding Paid-in Capital Increase) dated January 24, 2024, which was furnished to the United States Securities and Exchange Commission under Form 6-K/A on the same date.

-
Amendment No. 1 to Prospectus dated January 24, 2024, which was filed with the United States Securities and Exchange Commission under Form CB/A on the same date.

-
Amended Report of a Material Event (Resolution Regarding Paid-in Capital Increase) dated March 4, 2024, which was furnished to the United States Securities and Exchange Commission under Form 6-K/A on the same date.

-
Amendment No. 2 to Prospectus dated March 4, 2024, which was filed with the United States Securities and Exchange Commission under Form CB/A on the same date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 4, 2024 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division